METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)

Statement of Financial Condition
December 31, 2020

This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Metropolitan Capital Investment Banc, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 East Ontario
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Presberg 312-640-2304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

485 Lexington Ave, 11th floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Frank P. Novel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Metropolitan Capital Investment Banc, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JOSEPH MARCONI
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES OCT. 16, 2023

F Novel
Signature

President
Title

Joseph Marconi
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)

December 31, 2020

Contents



Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors of Metropolitan Capital Investment Banc, Inc.
Chicago, Illinois

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Metropolitan Capital Investment Banc, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2020.

New York, New York
March 1, 2021

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
STATEMENT OF FINANCIAL CONDITION
At December 31, 2020

Assets		
Cash	$	565,363
Non-marketable securities		2
Due from clearing broker		115,703
Accounts receivable		21,750
Prepaid expenses		25,229
Other assets		689
Total Assets	$	728,736
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable	$	118,666
Due to affiliates		47,587
Total Liabilities		166,253
Shareholder's Equity		
Common stock, $50 par value, 100,000 shares authorized, 7,360 shares issued and outstanding		368,000
Additional paid-in-capital		204,048
Accumulated deficit		(9,565)
Total Shareholder's Equity		562,483
Total Liabilities and Shareholder's Equity	$	728,736

See accompanying notes to the financial statement

NOTE 1- Organization and Nature of Business

Metropolitan Capital Investment Banc, Inc. (the "Company"), a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc., (the "Parent") was incorporated in Illinois in September 2008. The Company is a broker-dealer of securities registered with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 2009. The Company operates as an introducing broker and under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company has an account designated for "Exclusive benefit of customers" to hold customer funds at Metropolitan Capital Bank & Trust (the "Bank"), another wholly owned subsidiary of the Parent and affiliate of the Company. There was no activity during the year in this account.

The Company is primarily engaged in investment banking and advisory services.

NOTE 2- Summary of Significant Accounting Policies

Non-marketable Securities

The Company currently holds non-marketable securities in two unrelated companies, which were obtained as part of success fees for investment banking transactions in prior years. The securities are carried at an aggregate nominal value of $2 as of December 31, 2020, as there was no cost and the Company had identified no market value to the equity interests at the time or subsequent to the respective transactions. There has been no revenue received from the investments through December 31, 2020. These ownership shares each represent 10% or less of the underlying companies, respectively and are not part of the core business of the Company.

Financial Instruments – Credit Losses

On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected loss (CECL) methodology. The adoption did not have a significant impact on the Company's financial statements.

A broker-dealer's estimate of expected losses should consider the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses.

A broker-dealer, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote.

Due from clearing broker

The amount shown as due from clearing broker represents funds due from Maplewood Investment Advisors, Inc. as clearing broker, and consists of cash deposits of $100,000 as well as a money market fund of $15,703 as of December 31, 2020. The Company has no historical losses from clearing organizations and there are no reasonable and supportable forecasts that results in expected nonpayment. The Company has no reserve allocated to due from clearing broker at December 31, 2020.

Fair Value Measurements

ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The money market fund included in due from broker was considered a Level 1 instrument on fair value hierarchy.

Accounts Receivable

Accounts receivable from performing investment banking and advisory services are based on executed agreements which meet the revenue recognition criteria noted below. As of December 31, 2020, these amounts consist of a $21,750 receivable from customers. In consideration of the historical loss-rate of zero since inception of this asset class, while considering current and future economic conditions the Company assessed the risk of default from the customers to be virtually non-existent and considers any resultant allowance to be not material. The Company will continue to evaluate the appropriateness of a credit loss allowance on this receivable as facts and circumstances may evolve.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The allocation of tax is based on each individual company's taxable income, credits, and deductions. The Company has a tax sharing agreement with the Parent, whereby it reimburses the Parent for the federal, state, and local income tax expense incurred from the results of the Company's operations; and the Parent reimburses the Company for tax benefits incurred from the results of operations. As of December 31, 2020, the Company owed $35,543 to the Parent that was incurred from the results of operations, which is included with the affiliate related payables and the aggregate is reflected as a payable in "Due to affiliates" on the statement of financial condition.

Deferred tax assets and liabilities are the expected future amounts for temporary differences between carrying amounts and tax bases of assets and liabilities computed using enacted rates.   A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. See Note 4.

The accounting standard on accounting for uncertainty in income taxes provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense and liability in the current year. The Company is subject to examination by United States federal and state tax authorities

for the current and three prior tax years. For the year ended December 31, 2020, management has determined there are no material uncertain income tax positions.

NOTE 3- Related Party Transactions

In accordance with the Sharing Agreements, the Company recognizes expenses incurred by the Parent and the Bank on the Company's behalf, and those expenses are reflected in the Statement of Operations.

As of December 31, 2020, the Company carried amounts due to and due from the Parent and the Bank as follows:

Due to (due from) affiliates:	
Shared expenses due to Parent and Bank	$ 12,044
Current tax payable	55,714
Deferred tax asset	(20,171)
Due to affiliates, net	**$ 47,587**

Under the terms of the Sublease Agreement/Service Agreement, which became effective in August 2009 when the Company became a member of FINRA and was most recently updated in 2020, the Company subleases office space and receives related services from the Bank. This one-year agreement automatically renews for a one-year period unless either party delivers notice to the other party of its intent not to renew.

The Company entered into a customer referral agreement with the Bank in 2011. In accordance with the agreement, the Bank will compensate the Company for loans made by the Bank to the referred customer.

At December 31, 2020, the Company had $40,450 of cash on deposit at the Bank, which is included in Cash in the Statement of Financial Condition.

NOTE 4- Income Tax

The Company does not have any material differences between the rate it provides for income taxes and the statutory rate.

Income taxes are composed of the following:

Deferred tax assets (liabilities):	
Commissions payable	$ (20,171)
Net deferred tax asset	**$ (20,171)**

Deferred tax assets and liabilities consist of accrued commissions payable. The Parent and the Company are not subject to examination by taxing authorities for years before 2017.

The Parent and the Company are subject to U.S. federal income tax; Illinois, California and New York state income tax, as well as New York city income tax.

NOTE 5- Net Capital Requirement

As a registered broker-dealer with the SEC and a member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. During the first quarter of 2020, the Company was required to maintain minimum net capital of $250,000. As of April 2020, the Company applied for and was granted a reduction and needs to maintain minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2020, the Company had net capital of $518,862, which exceeded its minimum net capital requirement by $418,862. The Company's ratio of aggregate indebtedness to net capital was 0.2892 to 1 at December 31, 2020.

NOTE 6- Contingencies

The Company is subject to litigation in the normal course of business.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote, and has not recorded a contingent liability in the financial statements for these indemnifications.

NOTE 7- Risk and Uncertainty

A strain of coronavirus surfaced in Wuhan China in December 2019 and has spread around the world with resulting business and social disruption. The virus was declared a pandemic. The operations and business results of the Company could be materially adversely affected. Significant estimates and operations may be materially adversely impacted by local, state, and national restrictions and events designed to contain the coronavirus. The magnitude of the impact is likely dependent on the length and severity of the disruption.